March 19, 2025

Benjamin Holt

David Link

Office of Real Estate & Construction

Division of Corporation Finance

Re:	FISYN FUND II LLC
Amendment 2 to the Offering Statement on Form 1-A
Filed March 18, 2025
File No. 024-12561

Mr. Holt and Mr. Link:

Please see below for responses to the Division’s letter dated March 11, 2025, regarding the above captioned matter. All questions have been addressed in this Amendment No. 2 to the Offering Statement on Form 1-A, filed March 19, 2025 (“Amendment”), as further herein detailed.

Amendment No. 1 to Offering Statement on Form 1-A filed February 26, 2025

Cover Page

1.	Please revise to clarify, if true, that the Bonus Interests are additional Class A Interests. Also revise to clarify the mechanics of how Bonus Interests will be allocated in the event there are multiple subscriptions with insufficient Bonus Interests remaining.

The Amendment has been revised to clarify that all Bonus Interests are additional Class A Interests and that the bonus perks are only available to investors who initially purchase Class A Interests. There is no risk that there will be insufficient Bonus Interests to allocate. The stated amount of 5,682 Bonus Interests is the maximum amount of Bonus Interests investors can qualify for through the offering assuming all investors qualify for the maximum amount of Bonus Interests available. Disclosure has been added clarifying that investors who do not originally acquire Class A Interests will not be able to aggregate their investments to qualify for bonus perks.

2.	We refer to your disclosure that an investor will receive bonus perks whether they hit the defined investment thresholds through one investment or through multiple investments. Please revise to clarify and describe any limitations on the aggregation of multiple investments to satisfy the investment thresholds. For example, may an investor aggregate investments across closings or across years?

The cover page of the Amendment has been revised to clarify that so long as the offering is open, investors may aggregate multiple investments (including over multiple closings) to satisfy the investment thresholds for the bonus perks available.

3.	We refer to your disclosure referencing time based perks. Please revise to describe these perks, as it appears there is no such description in the filing.

This disclosure is scrivener’s error and has been removed.

4.	Please expand your disclosure regarding the bonus perks as follows:

●	Specify the class of accommodation and/or quantify the maximum price/value for the Omni Hotel Fort Worth;
●	Specify the class of service and/or quantify the maximum price/value for the flights to and from DFW airport; and
●	Quantify the estimated value of the Wine and Cheese package.

The Amendment has been revised to expand the disclosure regarding the bonus perks as requested. Accommodations will include a room at a local hotel with a maximum value of $350 per night. The flights to and from DFW airport will be coach class with an approximate value of $1,500 total for two people. The maximum value of the Wine and Cheese package is $200.

Exhibit Index, page 76

5.	Please provide an updated auditor consent.

An updated auditor consent has been provided with the Amendment.

Exhibit 12.1 Opinion of Legality from Dodson Robinett, PLLC, page 76

6.	We note that Item 1 in Part I of your Form 1-AA indicates that the company is a Delaware limited liability company. We also note your legality opinion from Dodson Robinette, PLLC indicates that “Our opinion herein is expressed solely with respect to the Oklahoma General Corporation Act, as currently in effect, and we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof.” We do not understand why your legality opinion is referencing the Oklahoma General Corporation Act. Additionally, your statement that “we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof” does not appear to be appropriate in your legality opinion. Please revise your legality opinion as appropriate

The error in referencing the Oklahoma General Corporation Act in the opinion letter has been corrected to reference the Delaware Code. The statement, “Our opinion herein is expressed solely with respect to the Oklahoma General Corporation Act, as currently in effect, and we express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof” has been revised to state:

“Our opinion herein is expressed solely with respect to the Delaware Limited Liability Act, as currently in effect, and we express no opinion as to whether the laws of any other jurisdiction are applicable to the subject matter hereof.”

7.	We note your statement, on page 69, that “Additional capital contributions may be required by Members holding Class A and Class B Membership Interests in the discretion of the Manager …Additional capital contributions shall only be made by Investor Members….” We also note your statement in the legality opinion that “the Interests and Bonus Interests will be validly authorized, legally issued, fully paid and non-assessable.” It appears to us that the security holders of the Class A and Class B membership interests are liable for additional calls or assessments by the company on the Class A and Class B membership interests. Please revise your disclosure or the legality opinion as appropriate. We may have further comment.

The Company has amended its operating agreement to remove the ability for the Company to call additional capital contributions. The Amendment has been updated to reflect this change and the amended operating agreement is attached as an exhibit to the Amendment.

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC